Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

NN, Inc. (“NN,” the "Company," “we,” “us,” and “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) our common stock, par value $0.01 per share (“Common Stock”), and (ii) our preferred stock purchase rights (the "Rights").
Authorized Shares of Capital Stock
NN’s authorized capital stock consists of 95,000,000 shares, consisting of 90,000,000 shares of Common Stock, and 5,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”).
DESCRIPTION OF COMMON STOCK
The following description of Common Stock is a summary and is qualified in its entirety by reference to the actual terms and provisions contained in our Restated Certificate of Incorporation, as amended from time to time (the “Certificate of Incorporation”), and our Amended and Restated Bylaws, as amended from time to time (the “Bylaws”), each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.5 is a part and incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the Delaware General Corporation Law (“DGCL”), for additional information.
Dividends
Subject to preferential rights of any other class or series of preferred stock, holders of Common Stock may receive dividends pro rata out of assets that we can legally use to pay dividends, when, as and if they are declared by our board of directors (our "Board").
Voting Rights
Holders of Common Stock will have the exclusive power to vote on all matters presented to our stockholders, including the election of directors, except as otherwise provided by Delaware law or as provided with respect to any other class or series of stock. Holders of Common Stock are entitled to one vote per share. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is required to elect a director in any uncontested election and a plurality of the votes cast at a meeting of stockholders at which a quorum is present is required to elect a director in any contested election.
Liquidation Rights
In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of Common Stock will receive dividends pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.
Fully Paid and Nonassessable
The outstanding shares of our Common Stock are fully paid and nonassessable.
Absence of Other Rights
Holders of Common Stock have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Listing
Our Common Stock is listed on the Nasdaq Stock Market LLC under the symbol “NNBR.”
Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.

DESCRIPTION OF PREFERRED STOCK
Our Certificate of Incorporation authorizes our board of directors, without stockholder approval, to designate and issue up to 5,000,000 shares of preferred stock, par value $.01 per share, in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action.
Series A Preferred Stock
We have authority to issue 200,000 shares of Series A Preferred Stock, par value $.01 per share, all of which shares are designated as “Series A Junior Participating Preferred Stock.” The powers, preferences, rights, qualifications, limitations and restrictions of shares of our preferred stock and our Series A Preferred Stock have been fixed in amendments to our Certificate of Incorporation. No shares of Series A Preferred Stock are issued and outstanding.

Series B Preferred Stock
The following description of our Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), is a summary and is qualified in its entirety by reference to the actual terms and provisions contained in our Certificate of Incorporation (including the Certificate of Designation for the Series B Preferred Stock) and our Bylaws, each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.5 is a part and incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws, and the DGCL, for additional information.
On December 11, 2019 (the “Issuance Date”), pursuant to that certain Securities Purchase Agreement, dated December 5, 2019, by and among the Company and the purchasers named therein and party thereto (the “Purchase Agreement”), we issued 100,000 shares of Series B Preferred Stock, all of which are currently outstanding.
Dividends
Holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the board of directors, and we shall pay, out of funds lawfully available therefor, cumulative dividends payable quarterly in arrears at the rate per share of 10.625% per annum; provided that if we does not obtain Stockholder Approval (as defined in the Purchase Agreement) prior to the earlier of (i) June 30, 2020 and (ii) at our 2020 annual meeting of stockholders, the rate shall increase to 11.625% per annum until such Stockholder Approval has been obtained. Series B Preferred Stock will fully participate on an as-converted basis in any dividends paid on the Common Stock, using a conversion rate based on a fixed conversion price equal to $7.91.
Voting Rights
Holders of the Series B Preferred Stock shall not have any voting rights, other than with respect to: (i) amendments to our organizational documents that generally have an adverse effect on the Series B Preferred Stock as well as creation or issuance of senior or parity securities; (ii) issuance of additional Series B Preferred Stock after the Issuance Date; (iii) incurrence by us and our subsidiaries of indebtedness other than (x) any indebtedness that would be permitted to be incurred under our current credit agreement, and (y) (A) indebtedness incurred in connection with refinancing our existing indebtedness outstanding, subject to certain limitations, and (B) indebtedness the net proceeds of which are contemporaneously used to redeem all outstanding shares of Series B Preferred Stock; and (iv) the sale of assets outside the ordinary course of business of NN, unless (A) such assets are sold for fair market value, (B) 85% of the consideration received in connection with the asset sale is in the form of cash or cash equivalents and (C) we use the net cash proceeds from such asset sale to permanently repay its indebtedness, and any net cash proceeds remaining thereafter in excess of $25 million are used to redeem shares of Series B Preferred Stock and/or pay Series B dividends.
Liquidation Preference
    The Series B Preferred Stock has a liquidation preference of $1,000 per share of Series B Preferred Stock. In the event of a liquidation, holders of Series B Preferred Stock will receive the greater of (i) the liquidation preference, plus any Series B dividend accrued and unpaid at the time of such liquidation, and (ii) the amount such holder of Series B Preferred Stock would have received upon conversion of its shares of Series B Preferred Stock into shares of Common Stock using a conversion rate based on a fixed conversion price equal to $7.91.
Conversion and Exchange Rights
The conversion rate for the Series B Preferred Stock equals (i) the liquidation preference, plus any accrued and unpaid Series B dividends, less any dividend withholding taxes that we are entitled to set off, divided by (ii) the then-applicable conversion price described below, which conversion price shall be no less than $1.00. In addition, under no circumstances will the aggregate number of Common Stock issued upon conversion of Series B Preferred Stock exceed 40,000,000 unless our Certificate of Incorporation is amended to increase the authorized number of shares of Common Stock.
If our consolidated net leverage ratio is equal to or greater than 3.50 to 1.00 as of March 31, 2023 or any quarter ending thereafter, holders of Series B Preferred Stock will have the right to convert at a conversion price that equals 90% of the 30-day volume-weighted average price, during a 60-day conversion window.
Holders of the Series B Preferred Stock will also have the right to convert up to 25% of their shares of Series B Preferred Stock into Common Stock in the quarter following the completion of our fiscal year ending December 31, 2023, and each quarter ending thereafter at a conversion price that equals a 30-day volume-weighted average price, during a 60-day conversion window.
Redemption
We may redeem the shares of Series B Preferred Stock for an amount equal to the applicable redemption price set forth below expressed as a percentage of its Liquidation Preference, plus any accrued and unpaid Series B dividends, minus any dividend withholding taxes that we entitled to set off pursuant to the terms of the Purchase Agreement.

Year	Percentage of Liquidation Preference
On or before March 31, 2021	105%
After March 31, 2021 and on or before December 31, 2021	110%
After December 31, 2021 and on or before December 31, 2022	120%
After December 31, 2022	130%
The March 31, 2021 date shall be deemed May 15, 2021 if we have entered into a definitive agreement with respect to a transaction that constitutes a Change of Control (as defined in the Purchase Agreement) on or prior to March 31, 2021. The redemption price and any accrued and unpaid dividends shall be paid in cash unless our outstanding shares of Common Stock have a market capitalization in excess of $750 million on the date of the redemption notice, in which case the redemption price may be paid in cash or a combination of cash and shares of Common Stock; provided that the number of shares of Common Stock to be delivered will be determined based on 95% of the 30-trading day volume-weighted average price.
Limitation on Redemption and Conversion
Unless and until the Stockholder Approval is obtained, the holders shall not have the right to acquire shares of Common Stock pursuant to a redemption or conversion of the Series B Preferred Stock in a manner that would violate Nasdaq Listing Rule 5635. Conversion and redemption of Series B Preferred Stock are also subject to certain other beneficial ownership limitations applicable to any holder.

Limitation on Dividends and Redemptions of Junior Securities
    Without the prior written consent of the holders of a majority of the outstanding shares of Series B Preferred Stock, we will not, nor permit any subsidiary to, redeem or purchase or otherwise acquire directly or indirectly any junior securities, nor shall we directly or indirectly pay or declare any dividend upon any junior securities (including any spin-off or other dividend or distribution of properties, securities or any other assets), subject to certain exceptions.
Additional Consent Rights
Until affiliates of Corre Partners Management, L.L.C. and Legion Partners Asset Management, LLC (collectively, the “Specified Holders”) cease to hold specified amounts of Series B Preferred Stock, we shall not, without the prior consent of each Specified Holder, consummate or effect Change of Control transactions, other than (a) a transaction not approved by our board of directors prior to the consummation thereof or (b) a Qualifying Transaction (as defined in the Purchase Agreement).
Series C Preferred Stock
Our Board has authority to issue 200,000 shares of our Preferred Stock designated as Series C Junior Participating Preferred Stock, par value $.01 per share (the “Series C Preferred Stock”). The powers, preferences, rights, qualifications, limitations and restrictions of shares of our preferred stock and our Series C Preferred Stock have been fixed in amendments to our Certificate of Incorporation (including the Certificate of Designation for the Series C Preferred Stock). No shares of Series C Preferred Stock are issued and outstanding.
Rights Agreement
On April 15, 2020, we entered into the Rights Agreement (the “Rights Agreement”), by and between us and Computershare Inc., as rights agent (the “Rights Agreement”).
Rights Dividend
Pursuant to the Rights Agreement, our Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our Common Stock to stockholders of record as of the close of business on April 27, 2020 (the “Record Date”). In addition, one Right will automatically attach to each share of Common Stock that becomes outstanding between the Record Date and the earliest of (i) the Distribution Date (defined below), (ii) the redemption of the Rights or (iii) the expiration of the Rights. Each Right entitles the registered holder thereof to purchase one one-thousandth of a share of our Series C Preferred Stock, at a purchase price of $31.50 per one-thousandth of a share of Series C Preferred Stock (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement and summarized below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of NN, including, without limitation, the right to vote or to receive dividends.
Distribution Date
Initially, the Rights will be evidenced by the certificates representing shares of Common Stock then outstanding (or, in the case of shares of Common Stock held in uncertificated form, by the transaction statement or other record of ownership of such shares of Common Stock), and no separate Right Certificates (defined below) will be distributed. Upon the occurrence of the Distribution Date, the Rights will separate from the shares of Common Stock and, as soon as practicable thereafter, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights. The “Distribution Date” is the earlier of (i) the close of business on the 10th day after the first date of public announcement that any person has become an Acquiring Person (as defined in the Rights Agreement) (such date, the “Shares Acquisition Date”) (or, if the 10th day after the Shares Acquisition Date occurs before the Record Date, the close of business on the Record Date) and (ii) the close of business on the 10th day (or such later date as the Board shall determine, prior to such time as any person becomes an Acquiring Person) after the date that a tender or exchange offer by any person is first published, sent or given, if, upon consummation thereof, such person would become an Acquiring Person.
Until the earliest of the Distribution Date, the date that the Rights are redeemed by the Board and the date on which the Rights expire, (i) in the case of certificated shares, the Rights associated with the shares of Common Stock represented by any certificate will be evidenced by such certificate and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the shares of Common Stock represented thereby, and (ii) in the case of the shares of Common Stock held in uncertificated form, the Rights associated with the shares of Common Stock shall be evidenced by the balances indicated in the book-entry account system of the transfer agent for such shares and the transfer of any shares of

Common Stock in the book-entry account system of the transfer agent for such shares shall also constitute the transfer of the Rights associated with such shares. Therefore, until the Distribution Date, the Rights may be transferred with and only with the underlying shares of Common Stock. After that date, the Rights may be transferred only on the registry book of the Rights Agent. Any Rights held by an Acquiring Person will become null and void and may not be exercised.
Exercisability
Flip In. In the event that any person or group becomes an Acquiring Person, all holders of Rights (not including the Rights of the Acquiring Person, which will have become null and void) may, for the Purchase Price, purchase shares of Common Stock (or, in certain circumstances, a combination of shares of Common Stock and shares of Series C Preferred Stock) with a then-current market value of twice the Purchase Price, based on the market value of the Common Shares.
Flip Over. In the event that, at any time after a person or group has become an Acquiring Person, (i) the we or our subsidiaries are party to a merger with another company in which the shares of Common Stock are converted into other securities, cash or property, or (ii) we sell or otherwise transfer 50% or more of our assets or earning power of to another company, all holders of Rights (not including the Rights of the Acquiring Person, which will have become null and void) may, for the Purchase Price, purchase shares of common stock of such other company with a then-current market value of twice the Purchase Price, based on the market price of such common stock prior to such merger or sale.
Expiration
The Rights will expire at the close of business on March 31, 2021, unless earlier redeemed or exchanged by us as described below.
Exchange
After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding shares of Common Stock, the Board may extinguish the Rights by exchanging one share of Common Stock (or, in certain circumstances, shares of Series C Preferred Stock or a combination of shares of Common Stock and shares of Series C Preferred Stock) for each Right (not including the Rights of the Acquiring Person, which will have become null and void).
Anti-Dilution Provisions
The Board may adjust the Purchase Price, the number of shares of Series C Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the shares of Series C Preferred Stock or shares of Common Stock. No adjustments to the Purchase Price of less than 1% will be made.
Series C Preferred Stock Provisions
Shares of Series C Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each thousandth of a Preferred Share will entitle holders, in preference to the holders of shares of Common Stock, to receive, when and if declared, quarterly dividends in an amount per share equal to the greater of (i) $0.01 and (ii) subject to adjustment, the aggregate dividend amount declared per share of Common Stock. In the event of liquidation, the holders of the shares of Series C Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of (x) $1,000 per share of Series C Preferred Stock (plus an amount equal to accrued and unpaid dividends and distributions thereon) and (y) an aggregate amount per share of Series C Preferred Stock subject to certain adjustments equal to 1,000 times the aggregate amount to be distributed per share to the holders of the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each thousandth of a shares of Series C Preferred Stock will be entitled to receive (subject to certain adjustments) the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.
No fractional shares of Series C Preferred Stock will be issued other than fractions which are integral multiples of one one-thousandth of a share of Series C Preferred Stock (which may, at our election, be evidenced by depositary receipts), but, in lieu thereof, an adjustment in cash will be made based on the closing price of the shares of Series C Preferred Stock on the last trading day prior to the date of exercise.
Redemption
The Board may, at its option, at any time prior to such time as any person or group becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $0.001 per Right, subject to adjustment (the

“Redemption Price”). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Amendments
We may from time to time supplement or amend the Rights Agreement without the approval of any holders of Right Certificates in order to, among other things, make any provisions with respect to the Rights, the Rights Agreement or otherwise, which we may deem necessary or desirable; provided, however, that from and after such time as any person or group becomes an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of Rights.
CERTAIN MATTERS OF CORPORATE GOVERNANCE
Delaware Anti-Takeover Statute
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:
•prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or
•at or subsequent to such date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

 The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. In addition, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to our Certificate of Incorporation or Bylaws, elect not to be governed by this section, effective 12 months after adoption.
In general, Section 203 defines “business combination” as:
• any merger or consolidation involving the corporation and the interested stockholder;
•any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
•subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an “interested stockholder” as any person that is:

•the owner of 15% or more of the outstanding voting stock of the corporation;
•an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or
•an affiliate or associate of the above.
Our Certificate of Incorporation and Bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.
Other Corporate Governance Matters
Until the election of directors at the 2021 annual meeting of stockholders, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible. Each director elected at or prior to the 2018 annual meeting shall be elected for a term expiring on the date of the third annual meeting following the annual meeting at which the director was elected. Each director elected at the 2019 annual meeting shall be elected for a one-year term expiring at the 2020 annual meeting of stockholders. Each director elected at the 2020 annual meeting shall be elected for a one-year term expiring at the 2021 annual meeting of stockholders. At the 2021 annual meeting and each annual meeting thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting. Directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the succeeding annual meeting after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.
Subject to the preferential rights of any other class or series of preferred stock, any director, or the entire board of directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock of the company, voting together as a single class. Our Bylaws require that stockholders provide the Secretary of our company with notice of the nomination of a person for election as a director with respect to an election to be held at an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders or special meeting in lieu of an annual meeting, provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be given, not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be made not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure of the date of such special meeting was first made. Our Bylaws provide that special meetings of stockholders of our company may be called only by: (i) the Chairman of the board of directors, (ii) by a majority of the board of directors, or (iii) the Chief Executive Officer of our Company. Our Certificate of Incorporation, as well as applicable provisions of the DGCL, provide that no action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, unless the consent of two-thirds of the voting power of the then outstanding shares of stock of the company entitled to vote on the matter is obtained. These provisions may diminish the likelihood that a potential acquirer would make an offer for our common stock or that there would otherwise be a change in control of our company.